

Mail Stop 3561

April 25, 2017

Mr. Frank A. Lonegro
Chief Financial Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

> **Re: CSX Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2016**
> **Filed February 14, 2017**
> **Form 10-Q for the period ended March 31, 2017**
> **Filed April 20, 2017**
> **File No. 001-08022**

Dear Mr. Lonegro:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended March 31, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. You disclose the company reduced the management workforce and completed other restructuring activities that resulted in a restructuring charge of $173 million. In future filings, please revise to disclose the facts and circumstances that led to the restructuring and quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to ASC 420-10-50-1(a) and SAB Topic 5.P.4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure